UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Amendment to Ordinary Share Purchase Agreement

On September 14, 2025, TNL Mediagene and Tumim Stone Capital LLC (“Tumim”) entered into a third amendment (the “Amendment”) to the ordinary share purchase agreement for an equity line of credit, dated November 25, 2024, by and between TNL Mediagene and Tumim (the “Tumim ELOC SPA”). Pursuant to the Amendment, TNL Mediagene and Tumim revised the valuation method specified for Tumim’s purchases of TNL Mediagene’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”) to allow TNL Mediagene to select to have the Ordinary Shares valued through a pricing valuation period of either one (1) trading day or three (3) trading days, in each case based on the market price and/or volume of the Ordinary Shares, with corresponding adjustments to the maximum purchase amount and purchase price at which Tumim will make purchases of the Ordinary Shares under the Tumim ELOC SPA.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibits
99.1	Third Amendment to Ordinary Share Purchase Agreement, dated as of September 14, 2025, by and between TNL Mediagene and Tumim Stone Capital LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: September 16, 2025	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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